BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

April 19, 2010

Mr. Gus Rodriquez

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Fiscal Year ended December 31, 2009

Dear Mr. Rodriquez:

The purpose of this letter is to advise you that it will not be possible to respond to the comments contained in the letter we received from you dated April 7, 2010 within 10 business days. It is our current intent to provide our response to you no later than May 7, 2010. However, we will make every effort to provide our response to you sooner.

I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

MDH/es

cc:	Ibolya Ignat – Staff Accountant
Mark Brunhofer – Senior Staff Accountant
Daniel J. Jaksich